Exhibit 23.1



                          Consent of Ernst & Young LLP

We consent to the incorporation by reference in the Registration Statements (Form SB-2 No. 333-41036) pertaining to 139,250 shares of common stock issuable upon exercise of warrants and options, (Form SB-2 No. 333-84213) pertaining to 2,790,037 shares of common stock issuable upon conversion of debt and exercise of warrants and options, (Form S-3 No. 33-57116) pertaining to 1,083,333 shares of common stock and 50,000 shares of common stock issuable upon exercise of warrants, (Form S-8 No. 33-45536) pertaining to 1,810,000 shares of common stock, and (Form S-8 Nos. 33-45523, 333-04393, 33-63047, 333-49919 and
333-57038) pertaining to the 1991 Stock Plan, of our report dated February 22, 2002 with respect to the financial statements of SpectraScience, Inc., included in this Annual Report (Form 10-KSB) for the year ended December 31, 2001.

Minneapolis, Minnesota                   /s/ Ernst & Young LLP
March 27, 2002